

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

John Maxwell
Chief Financial Officer
Wejo Group Ltd
Canon's Court
22 Victoria Street
Hamilton HM12 Bermuda

   Re: Wejo Group Ltd
   Registration Statement on Form S-1
   Filed April 14, 2022
   File No. 333-264297

Dear Mr. Maxwell:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Corey Chivers